Q3 2016 Additional Information: Debt 1 Note: Numbers may not add due to rounding FCA Group Net debt breakdown (€/B) - Unaudited June 30, ’16 Sept. 30, ’16 Cons. Ind. Fin. Cons. Ind. Fin. 25.3 23.4 1.9 Gross Debt* 25.2 23.4 1.8 0.4 0.4 0.0 Derivatives M-to-M, Net (0.0) (0.1) 0.0 (18.6) (18.3) (0.2) Cash & Mktable Securities (17.0) (16.9) (0.1) 7.2 5.5 1.7 Net Debt 8.2 6.5 1.7 *Net of intersegment receivables/payables Exhibit 99.3

Q3 2016 Additional Information: Debt 2 Note: Numbers may not add due to rounding Outstanding June 30, ’16 Outstanding Sept. 30, ’16 25.0 Cash Maturities 24.8 9.6 Bank Debt 9.6 13.8 Capital Market 13.8 1.6 Other Debt 1.4 0.3 Asset-backed financing 0.3 0.0 ABS / Securitization 0.0 0.0 Warehouse Facilities 0.0 0.3 Sale of Receivables 0.3 0.0 Accruals & Other Adjustments 0.1 25.3 Gross Debt 25.2 (18.6) Cash & Mktable Securities (17.0) 0.4 Derivatives (Assets)/Liabilities (0.0) 7.2 Net Debt 8.2 6.2 Undrawn Committed Revolving Facilities 6.2 FCA Group Gross debt breakdown(€/B) - Unaudited

Q3 2016 Additional Information: Debt 3 Outstanding Sept. 30 ‘16 FCA Group 3M 2016 2017 2018 2019 2020 Beyond 9.6 Bank Debt 1.6 3.2 2.7 0.6 0.4 1.1 13.8 Capital Market 1.6 2.5 1.9 1.5 1.3 5.0 1.4 Other Debt 0.4 0.2 0.2 0.2 0.1 0.3 24.8 Total Cash Maturities* 3.7 5.9 4.8 2.3 1.9 6.3 17.0 Cash & Mktable Securities 6.2 Undrawn Committed Revolving Facilities 23.2 Total Available Liquidity 5.5 Sale of Receivables (IFRS de-recognition compliant) 3.5 of which receivables sold to financial services JVs (FCA Bank) FCA Group Debt maturity schedule (€/B) - Unaudited Note: Numbers may not add due to rounding * Represents total cash maturities excluding accruals